Exhibit 99.1

Collective Mining Significantly Expands the Apollo System to the North by up to 450 Metres Through Multiple Broad Intercepts Representing a New Hanging Wall Vein Zone

•	Directional drilling from mother holes positioned well outside the known breccia-hosted portion of Apollo unexpectedly intersected thick zones of strongly mineralized gold-rich sheeted veinlets. This new zone, named the Hanging Wall Vein Zone, approaches surface, extends the Apollo system up to 450 metres northwards, and has been drilled up to 600 metres vertically. Mineralization remains open in all directions.
•	Highlight intercepts into the Hanging Wall Vein Zone include:
•	61.30 metres @ 1.78 g/t gold equivalent (APC-140D)
•	130.40 metres @ 1.15 g/t gold equivalent (ACP-143D)
•	The Company intends to aggressively drill the Hanging Wall Vein Zone in Q1 2026, as it has clear potential, based on continuity and width of mineralized zones, to materially increase the overall mineral inventory of the Apollo system.
•	In addition, the step-out drilling program has expanded the breccia mineralization by approximately 250 metres vertically and 55 metres laterally (Northern Expansion Zone). Notable intercepts include:
•	91.15 metres @ 2.31 g/t gold equivalent (APC106-D2)
•	120.35 metres @ 1.35 g/t gold equivalent (APC106-D1)

TORONTO, Dec. 9, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for seven diamond drill holes that have materially expanded the Apollo system ("Apollo") northwards along strike by an additional 450 metres. Apollo is a large-scale, high-grade, partially Reduced Intrusion Related System enriched in gold, silver, copper and tungsten with mineralization traced from surface to over 1,370 vertical metres. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

To date, Collective Mining has completed 153,000 metres of diamond drilling across the Guayabales and San Antonio projects, including 106,500 metres at Apollo. With ten rigs actively operating as part of its fully funded program, the Company anticipates assay results from multiple high-priority holes in the near term.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned, aggressive 2026 program, which targets up to 100,000 metres of additional drilling.

Ari Sussman, Executive Chairman, commented: "It's time to reframe our view of Apollo - not merely as a mineralized breccia system, but as a much larger entity encompassing the breccia body and surrounding sheeted vein zones with the potential to extend strike lengths by hundreds of meters. Most exciting is the serendipitous discovery of mineralization in the Hanging Wall Vein Zone during directional drilling of mother holes, which were intended solely to establish kick-off points for testing the high-grade Ramp Zone at depth. With targeted drilling now planned for the Hanging Wall Zone in 2026, I'm optimistic this will usher in a new era of significant resource expansion at Apollo."

To watch a video of David Reading, Special Advisor, explain today's results please click on the link here.

Details (see Table 1-2 and Figures 1-3)

Hanging Wall Vein Zone Discovery

Two mother holes, drilled to provide kick-off points for drill testing the Ramp Zone, discovered a major new zone of sheeted, gold-and silver-rich veinlets in the hanging wall to the known Apollo system.

Assay intersections from the Hanging Wall Vein Zone include:

APC-140D (drilled south from Pad 29):

•	61.30 metres @ 1.78 g/t gold equivalent from 503.70 metres → including 13.25 metres @ 4.47 g/t gold equivalent from 503.70 metres
•	24.95 metres @ 1.99 g/t gold equivalent from 636.50 metres
→ including 5.60 metres @ 4.60 g/t gold equivalent from 639.30 metres
→ and including 4.25 metres @ 3.72 g/t gold equivalent from 657.20 metres

APC-143D (drilled southwest from Pad 19):

•	10.00 metres @ 5.74 g/t gold equivalent from 433.50 metres
•	130.40 metres @ 1.15 g/t gold equivalent from 622.40 metres
→ including 5.35 metres @ 3.65 g/t gold equivalent from 659.90 metres
→ and including 12.25 metres @ 3.27 g/t gold equivalent from 674.40 metres

This newly discovered Hanging Wall Vein Zone has expanded the mineralized footprint at Apollo. The interpreted northeast strike length has increased by 43%, with the system now measuring approximately 1,050 metres (previously 600 metres) × 400 metres width × 1,370 metres vertical extent. Apollo remains completely open along strike to the north and at depth.

The Company plans an aggressive follow-up drilling campaign targeting the Hanging Wall Vein Zone commencing early Q1 2026 to rapidly expand and delineate this exciting new discovery.

Apollo Breccia Continues to Grow - New Northern Extension Confirmed up to 900 Meters Below Surface

Four drill holes from Pad 19 and Pad 29 have successfully extended the Apollo breccia system from 120 meters to 175 meters along strike to the northeast and 250 metres deeper than previously intersected in hole APC100-D1 (see press release dated December 4, 2024). These holes confirm continuity of the high-grade breccia mineralization up to approximately 900 metres below surface locally on its northern flank where it remains open at depth for further expansion. Highlights from the Northern Expansion Zone include:

APC106-D1 (drilled to the southwest)

•	120.35 metres @ 1.35 g/t gold equivalent from 138.00 metres
→ including 11.65 metres @ 2.25 g/t gold equivalent from 178.20 metres
→ 29.20 metres @ 2.24 g/t gold equivalent from 229.15 metres
→ and 17.70 metres @ 3.03 g/t gold equivalent from 319.00 metres

APC106-D2 (drilled to the southwest)

•	91.15 metres @ 2.31 g/t gold equivalent from 302.85 metres
→ including 18.20 metres @ 6.31 g/t gold equivalent from 341.50 metres (one of the highest-grade sections intersected to date at this depth and in this location)

APC143-D1 (drilled to the southwest)

•	111.20 metres @ 1.34 g/t gold equivalent from 48.55 metres → including 14.00 metres @ 3.12 g/t gold equivalent from 130.00 metres

APC140-D1 (drilled to the southwest)

•	15.10 metres @ 1.70 g/t gold equivalent from 197.40 metres

Table 1: Assays Results for the Hanging Wall Vein Zone Drill Holes APC-140D and APC-143D

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC-140D	503.70	565.00	61.30	1.58	14	0.05	0.05	1.78
Incl.	503.70	516.95	13.25	4.03	34	0.06	0.12	4.47
and	636.50	661.45	24.95	1.85	8	0.02	0.20	1.99
Incl.	639.30	644.90	5.60	4.31	17	0.03	0.50	4.60
& Incl.	657.20	661.45	4.25	3.60	10	0.01	0.24	3.72
APC-143D	433.50	443.50	10.00	4.72	83	0.04	0.10	5.74
and	622.40	752.80	130.40	1.01	8	0.02	0.10	1.15
Incl.	659.90	665.25	5.35	3.35	20	0.05	0.20	3.65
& Incl.	674.40	686.65	12.25	3.10	12	0.02	0.22	3.27

Table 2: Assays Results for Apollo's Northern Expansion Zone Drill Holes APC106-D1, APC106-D2, APC106-D3, APC140-D1 and APC143-D1

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC106-D1	138.00	258.35	120.35	1.26	6	0.02	0.07	1.35
Incl.	178.20	189.85	11.65	2.15	8	0.03	0.08	2.25
& Incl.	229.15	258.35	29.20	2.18	5	0.02	0.10	2.24
and	319.00	336.70	17.70	3.06	3	0.02	0.01	3.03
APC106-D2	302.85	394.00	91.15	2.13	12	0.05	0.10	2.31
Incl.	341.50	359.70	18.20	6.16	16	0.06	0.15	6.31
APC106-D3	398.95	403.35	4.40	3.47	6	0.04	-	3.50
and	421.80	432.25	10.45	3.27	5	0.03	0.01	3.28
APC140-D1	197.40	212.50	15.10	1.53	10	0.03	0.12	1.70
APC143-D1	48.55	159.75	111.20	1.28	4	0.02	0.07	1.34
Incl.	130.00	144.00	14.00	3.08	6	0.02	0.08	3.12

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.39 x 0.85) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and Zn - US$1.25/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024 and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are between 60%-100% of the total length and grades are uncut.

Figure 1: Cross Section A - A’ (see Figure 2) Highlighting the Northern Expansion to the Breccia Body and the Newly Discovered Hanging Wall Zone (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release and the Significant Strike Expansion of the System to the North (CNW Group/Collective Mining Ltd.)

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo System (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 09-DEC-25